Via Edgar and Electronic Mail

September 5, 2014

Mr. Benjamin Phippen
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:  ESSA Bancorp, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 16, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 8, 2014
File No. 001-33384

Dear Mr. Phippen:

This letter replies to your letter dated August 26, 2014 providing comments on the above-referenced filings for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Form 10-K for Fiscal Year Ended September 30, 2013
Notes to the Consolidated Financial Statements
Note 5. Loans Receivable, page F-24

1.	We note your response to comment one from our letter dated March 14, 2014. Please address the following:

•	Tell us, separately, the number of loans that foreclosure is complete and the number of loans repaid as of June 30, 2014.

•
Tell us the number of foreclosed loans for which the underlying collateral was sold as of June 30, 2014 and the average number of days from acquisition, July 31, 2012, to sale of the underlying collateral.

•
For loans either repaid or for which the underlying collateral was sold, provide us with the amount of actual cash flows received compared to the expected cash flows for these loans at acquisition. If actual cash flows significantly exceed expected cash flows, please explain how the excess cash flows are recognized (i.e. as a gain on sale of foreclosed property or when expected as a reclass from non-accretable difference to accretable yield, etc.)

•	For the remaining loans, please confirm that you continue to estimate cash flows expected to be collected in each period and follow the guidance in ASC 310-30-35-10.

Response:

•	As of June 30, 2014, the Company had completed foreclosure on twelve of the 03-3 loans. As of June 30, 2014, an additional seventeen of the 03-3 loans had been repaid.

•
Out of the twelve loans for which the foreclosure process had been completed, eight of the properties acquired had been sold as of June 30, 2014.   The average number of days from the date of acquisition of the property by foreclosure through the sale of the underlying collateral was 167 days. The average number of days from merger acquisition, July 31, 2012, to the sale of the underlying collateral for these eight loans was 493 days.

•
For loans either repaid or for which the underlying collateral was sold, the actual cash flow received was $3,177,000. For loans either repaid or for which the underlying collateral was sold, the expected cash flow at acquisition was $1,877,000. Where actual cash flow exceeded expected cash flow for loans where foreclosure was complete and the underlying collateral sold, the excess cash flow was recognized as a gain on the sale of foreclosed real estate. Where actual cash flow exceeded expected cash flow for loans that repaid, the excess cash flow was reclassified from non-accretable to accretable yield and accreted as interest income since the underlying loan was fully repaid.

Mr. Benjamin Phippen
September 5, 2014

•	For the remaining loans, the Company confirms that it continues to estimate cash flows expected to be collected in each period and follows the guidance in ASC 310-30-35-10.

Form 10-Q for Fiscal Quarter Ended June 30, 2014
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.
We note your disclosure on page 40 that interest income for the nine months ended June 30, 2014 included $1.3 million of net accretion of fair market value adjustments for credit and yield applied to purchased loans compared to $2.7 million of accretion and recapture for the comparable 2013 period. We also note your disclosure on page F-25 of the September 30, 2013 Form 10-K of the accretable yield for purchased credit-impaired loans for the last two fiscal years. In your future filings please address the following:

•	Disclose the amount of accretion recognized during the period, if significant, that relates to your purchased credit-impaired loans versus all other loans acquired.

•
Clarify what “recapture” means and provide clear disclosure of the amount of “recapture” included within interest income. If the recapture amount relates to the purchased credit-impaired loans, we remind you of the guidance in ASC 310-30-35 as it relates to prepayments and disclosure of reclassifications from non-accretable difference to accretable yield and expenses or changes in the allowance for these loans during the period.

•
Response: In future filings the Company will disclose the amount of accretion recognized during the period, if significant, that relates to purchased credit-impaired loans versus all other loans acquired and will clarify what “recapture” means and provide clear disclosure of the amount of “recapture” included within interest income.

Mr. Benjamin Phippen
September 5, 2014

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (570) 422-0181.

Respectfully,

/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and
Chief Financial Officer